                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 3                                                      OMB APPROVAL
                                                   -----------------------------
                                                   OMB NUMBER:  3235-0104
                                                   Expires: December 31, 2001
                                                   Estimated average burden
                                                   hours per response ...... 0.5
                                                   -----------------------------


            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES


    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940




1. Name and Address of Reporting Person


                    General Electric Capital Corporation (1)
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  (Last)                             (First)                         (Middle)


                              260 Long Ridge Road
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                                    (Street)


 Stamford                           Connecticut                       06927
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  (City)                             (State)                          (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

                                 March 20, 2001


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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

                          Lending Tree, Inc. ("TREE")


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5. Relationship of Reporting Person to Issuer:
       (Check all applicable)


                  Director                    X    10% Owner
           -----                           ------

                  Officer (give                    Other (Specify
           -----           title below)    ------         below)


                   ----------------------------------

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6. If Amendment, Date of Original   (Month/Day/Year)


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7. Individual or Joint/Group Filing (Check Applicable Line)

               Form Filed by One Reporting Person
          -----


            X  Form Filed by More than One Reporting Person
          -----


                                      Table 1 -- Non-Derivative Securities Beneficially Owned

1. Title of Security          2. Amount of Securities         3. Ownership Form:        4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                    Beneficially Owned              Direct (D) or             (Instr. 5)
                                 (Instr. 4)                      Indirect (I)
                                                                 (Instr. 5)
--------------------------    ---------------------------      -----------------        ------------------------------------------

Common Stock                       1,582,567                          I                  Shares are owned by indirect, wholly-owned
                                                                                         subsidiaries
--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

--------------------------    ---------------------------      -----------------        ------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
          (Over
*If the form is filed by more than one reporting person, see
 Instructions 5 (b)(v)
          SEC1473(3-99)


                                  Page 1 of 5
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FORM 3 (continued)


        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security   2. Date Exer-   3. Title and Amount of Securities  4. Conversion   5. Ownership    6. Nature of
    (Instr. 4)                       cisable and     Underlying Derivative Security     or Exercise     Form of         Indirect
                                     Expiration      (Instr. 4)                         Price of        Derivative      Beneficial
                                     Date                                               Derivative      Security:       Ownership
                                    (Month Day                                          Security                        (Instr. 5)
                                     Year)
                                  ------- ------- ---------------------------------                     Direct (D)
                                  Date    Expira-                            Amount                     or
                                  Exer-   tion                               or                         Indirect (I)
                                  cisable Date             Title             Number                     (Instr. 5)
                                                                             of
                                                                             Shares
-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

Explanation of Responses: (1) This form is filed by General Electric Capital Corporation ("GE Capital"), for and on behalf of itself, General Electric Capital Assurance Company ("GECA"), GNA Corp. ("GNA"), GE Financial Assurance Holdings, Inc. ("GEFA"), GE Capital Residential Connections Corporation (GECRCC"), GE Capital Mortgage Corporation ("GECMC"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE") (collectively, the "Reporting Persons"). The business address of each of the Reporting Persons is attached hereto as Attachment 1. GECA holds 316,514 of the shares reported in this form and GECRCC holds the remaining 1,266,053 shares reported in this form. GECA is a wholly-owned subsidiary of GNA; GNA is a wholly-owned subsidiary of GEFA; GEFA is a wholly-owned subsidiary of GE Capital; GE Capital is a wholly-owned subsidiary of GECS; and GECS is a wholly-owned subsidiary of GE. GECRCC is a wholly-owned subsidiary of GECMC, and GECMC is a wholly-owned subsidiary of GE Capital. Each of GNA, GEFA, GECS and GE disclaims beneficial ownership of the securities reported herein. GE Capital disclaims beneficial ownership of the shares held by GECA. This Form is required as a result of GECA and GECRCC entering into a Voting Agreement with certain other shareholders of the issuer, which shareholders together with GECA and GECRCC hold, in the aggregate, approximately 66.7% of the issuer's outstanding common stock.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



                              See Attached Signature Page           3/8/01
                              -------------------------------       ------
                              **Signature of Reporting Person        Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
      See Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                SEC 1473 (3/99)
                                  Page 2 of 5
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                            SIGNATURE PAGE TO FORM 3



               GENERAL ELECTRIC CAPITAL ASSURANCE COMPANY


               By: ___/s/ Ward E. Bobitz ____________________
                      Name: Ward E. Bobitz
                      Title: Senior Vice President and Secretary


               GNA CORP.


               By: ___/s/ Ward E. Bobitz____________________
                      Name: Ward E. Bobitz
                      Title: Vice President


               GE FINANCIAL ASSURANCE HOLDINGS, INC.


               By: ___/s/ Ward E. Bobitz_____________________
                      Name: Ward E. Bobitz
                      Title: Vice President

               GE CAPITAL RESIDENTIAL CONNECTIONS CORPORATION.


               By: ___/s/ Theodore F. Weiland___________
                      Name: Theodore F. Weiland
                      Title: Senior Vice Preseident

               GE CAPITAL MORTGAGE CORPORATION.


               By: ___/s/ Theodore F. Weiland___________
                      Name: Theodore F. Weiland
                      Title: Senior Vice President


               GENERAL ELECTRIC CAPITAL CORPORATION


               By: __/s/ Leon E. Roday______________________
                     Name: Leon E. Roday
                     Title: Vice President

               GENERAL ELECTRIC CAPITAL SERVICES, INC.


               By: __/s/ Leon E. Roday______________________
                     Name: Leon E. Roday
                     Title: Attorney-in-Fact*

               GENERAL ELECTRIC COMPANY


               By: __/s/ Leon E. Roday_______________________
                     Name: Leon E. Roday
                     Title: Attorney-in-Fact*


* Power of Attorney incorporated by reference to Schedule 13D filed by General Electric Company on July 28, 2000 in connection with ownership of common stock of United Road Services, Inc.

                                  ATTACHMENT 1


                           LIST OF  REPORTING PERSONS

General Electric Capital Assurance Company
6604 West Broad Street
Richmond, Virginia 23230

GNA Corp.
6604 West Broad Street
Richmond, Virginia 23230

GE Financial Assurance Holdings, Inc.
6604 West Broad Street
Richmond, Virginia 23230

GE Capital Residential Connections Corporation
6601 Six Forks Road
Raleigh, North Carolina 27615

GE Capital Mortgage Corporation
6601 Six Forks Road
Raleigh, North Carolina 27615

General Electric Capital Corporation
120 Long Ridge Road
Stamford, Connecticut 06927

General Electric Capital Services, Inc.
120 Long Ridge Road
Stamford, Connecticut 06927

General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06431

The following information pertains to each of foregoing Reporting Persons:

Designated Filer:  General Electric Capital Corporation

Issuer & Ticker Symbol: LendingTree, Inc. ("TREE")

Date of Event Requiring Statement: March 20, 2001